As filed with the Securities and Exchange Commission on June 10, 2008
                                                   Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                               -------------------

                          Toyota Industries Corporation
   (Exact name of issuer of deposited securities as specified in its charter)

                               -------------------

                                      [N/A]
                    (Translation of issuer's name in English)

                               -------------------

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                               -------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                               -------------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                               -------------------

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
            (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                               -------------------

                                   Copies to:
                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036

                               -------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                                          CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
                                                      Amount to    Proposed Maximum     Proposed Maximum
              Title of Each Class of                     be       Offering Price Per   Aggregate Offering      Amount of
            Securities to be Registered              Registered          Unit*               Price**        Registration Fee
----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares each representing one     50,000,000          $5.00              $2,500,000          $98.25
common share of Toyota Industries Corporation          ADSs
----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
1.   Name of Depositary and address of its principal                 Face of Receipt - Introductory Article
     executive office
2.   Title of Receipts and identity of deposited                     Face of Receipt - Top center.
     securities

Terms of Deposit:

       (i)     The amount of deposited securities                    Face of Receipt - Upper right corner.
               represented by one American Depositary
               Share ("ADS")
       (ii)    The procedure for voting, if any, the                 Reverse of Receipt - Paragraphs 12, 14 and 17
               deposited securities
       (iii)   The procedure for collecting and                      Face of Receipt - Paragraphs 4 and 8;
               distributing dividends                                Reverse of Receipt - Paragraphs 13, 14 and 17
       (iv)    The procedure for transmitting notices,               Reverse of Receipt - Paragraphs 11 and 12
               reports and proxy soliciting material
       (v)     The sale or exercise of rights                        Reverse of Receipt - Paragraphs 13 and 14
       (vi)    The deposit or sale of securities                     Face of Receipt - Paragraphs 4 and 8;
               resulting from dividends, splits or                   Reverse of Receipt - Paragraphs 13, 14, 16 and 17
               plans of reorganization
       (vii)   Amendment, extension or termination of                Reverse of Receipt - Paragraphs 18 and 19 (no
               the deposit arrangements                              provision for extension)
       (viii)  The rights that holders of Receipts have              Face of Receipt - Paragraph 3
               to inspect the transfer books of the
               Depositary and the list of Receipt
               holders

       (ix)    Any restrictions on the right to                      Face of Receipt - Paragraphs 2, 4, 5, and 6
               transfer or withdraw the underlying
               securities
       (x)     Any limitation on the Depositary's                    Face of Receipt - Paragraphs 1 and 8; Reverse of
               liability                                             Receipt - Paragraphs 12, 15 and 17
3.   Fees and charges that a holder of Receipts may                  Reverse of Receipt - Paragraph 20
     have to pay, either directly or indirectly

Item 2.   AVAILABLE INFORMATION                                      Reverse of Receipt - Paragraph 11

      As set forth in Paragraph 11 of the Form of Receipt constituting the prospectus included herein, Toyota Industries Corporation (the "Company") furnishes the United States Securities and Exchange Commission (the "Commission") with paper copies of the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). This information cannot be retrieved from the Commission's internet website, but can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company may in the future publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The information so published by the Company may not be in English, except that, in order to maintain its exemption from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b), the Company would be required to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e). The information so published by the Company cannot be retrieved from the Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. In the event the Company decides to publish the information on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market in lieu of furnishing paper copies of certain reports or documents to the Commission, the Company will be required to furnish the name of such internet website or electronic information delivery system to the Commission in writing.


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

                                   PROSPECTUS

      IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

           (a) The agreement between Citibank, N.A., as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder is contained in the form of the Receipt constituting the Prospectus filed as an exhibit to this Registration Statement. - Filed herewith as exhibit (a).

           (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

           (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

           (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith as exhibit (d).

           (e) Certification under Rule 466. - Filed herewith as exhibit (e).

Item 4.  UNDERTAKINGS

           (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

           (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of June, 2008.

                                     Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing common shares of Toyota Industries Corporation


                                     CITIBANK, N.A., as Depositary


                                     By: /s/ Keith Galfo
                                         -------------------------------
                                         Name:   Keith Galfo
                                         Title:  Vice President

                                Index of Exhibits

                                                                   Sequentially
    Exhibit              Document                                  Numbered Page
    -------              --------                                  -------------

      (a)                Form of ADR


      (d)                Opinion of Counsel to the
                         Depositary

      (e)                Rule 466 Undertaking


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